UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40113

EJF Acquisition Corp.*
(Exact name of registrant as specified in its charter)

2107 Wilson Boulevard, Suite 410
Arlington, Virginia 22201
(703) 879-3292
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant
Class A ordinary shares, par value $0.0001 per share
Redeemable Warrants, included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:          None*

Explanatory Note:

* On June 22, 2022, Pagaya Technologies Ltd., a company organized under the laws of the State of Israel (“Pagaya”), completed its previously announced acquisition of EJF Acquisition Corp., a Cayman Islands exempted company (the “Company”), pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 15, 2021, by and among the Company, Pagaya and Rigel Merger Sub Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of Pagaya (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a direct wholly-owned subsidiary of Pagaya (the “First Merger”). Immediately following the First Merger, the Company was merged with and into Rigel Merger Sub II, Ltd., a Cayman Islands exempted company and wholly-owned subsidiary of Pagaya (“Merger Sub II”), with Merger Sub II continuing as the surviving corporation (the “Second Merger”). As a result of, and as of the effective time of, the Second Merger, the Company’s separate corporate existence ceased.

Pursuant to the requirements of the Securities Exchange Act of 1934, Rigel Merger Sub II, Ltd., as successor by merger to EJF Acquisition Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Rigel Merger Sub II, Ltd.

As successor by merger to EJF Acquisition Corp.

Date:	July 5, 2022	By:	/s/ Gal Krubiner
Name: Gal Krubiner
Title: Sole Director